FILED BY DUPONT DE NEMOURS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: DUPONT DE NEMOURS, INC.

COMMISSION FILE NO. 001-38196

NEWS RELEASE

DuPont Launches Split-Off Exchange Offer for its Nutrition and Biosciences Business and

Announces Record Date for Expected Clean-Up Spin-Off in Connection with IFF Transaction

WILMINGTON, Del., December 31, 2020 – DuPont (NYSE: DD) today announced the commencement of its exchange offer (split-off) whereby DuPont stockholders can elect to tender shares of DuPont common stock in exchange for shares of Nutrition & Biosciences, Inc. (“N&B”) common stock. The exchange offer is part of DuPont’s previously announced Reverse Morris Trust transaction with International Flavors & Fragrances (NYSE: IFF) (“IFF”).

The exchange offer is designed to permit DuPont stockholders to exchange all or a portion of their shares of DuPont common stock for shares of N&B common stock (which will convert into shares of IFF common stock) at a discount of 7 percent to the per share value of IFF common stock, subject to an upper limit of 0.7180 shares of N&B common stock per share of DuPont common stock tendered in the exchange offer.

Key elements of the exchange offer include:

•	DuPont stockholders have the option to exchange some, all or none of their shares of DuPont common stock for shares of N&B common stock subject to proration as described below.

•	Tendering DuPont stockholders are expected to receive approximately $107.53 of N&B common stock for every $100 of DuPont common stock tendered, subject to the upper limit described below.

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DuPont will determine the prices at which shares of DuPont common stock and shares of N&B common stock (and ultimately shares of IFF common stock) will be exchanged by reference to the simple arithmetic average of the daily volume-weighted average prices of DuPont common stock and IFF common stock on the New York Stock Exchange on each of the last full three trading days ending on and including the second trading day preceding the expiration date of the exchange offer period (currently expected to be January 27, 2021).

•	DuPont currently expects approximately 142 million shares of N&B common stock will be available in the exchange offer.

•	The exchange offer will expire at one minute after 11:59 p.m., New York City time, on January 29, 2021, unless terminated or extended.

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N&B common stock will not be transferred to participants in this exchange offer. Following the exchange offer, N&B will merge with a subsidiary of IFF and become a wholly-owned subsidiary of IFF, and shares of N&B common stock will be converted into shares of IFF common stock. In the merger the N&B shares will convert into IFF shares on a 1.0:1.0 basis, so participants in the exchange offer will instead receive shares of IFF common stock in the merger. No separate trading market currently exists or will ever exist for N&B common stock.

•	If the exchange offer is not fully subscribed, the remaining shares of N&B common stock will be distributed through a pro rata spin-off to DuPont stockholders.

DuPont will announce the final exchange ratio used to determine the number of shares of N&B common stock that DuPont stockholders participating in the exchange offer will receive for each share of DuPont common stock accepted for exchange as well as whether the upper limit will be in effect, through www.dupontexchangeoffer.com and by press release, in each case by 11:59 p.m., New York City time, at the end of the second trading day (currently expected to be January 27, 2021) immediately preceding the expiration date of the exchange offer (currently expected to be January 29, 2021).

The exchange offer will expire at one minute after 11:59 p.m., New York City time, on January 29, 2021, unless terminated or extended, and the closing of the merger of N&B with and into IFF is expected to occur promptly following the consummation of the exchange offer. The transactions are subject to customary closing conditions. As a result of the exchange offer, the number of outstanding shares of DuPont common stock will be reduced.

As part of the Reverse Morris Trust transaction with IFF, DuPont will not retain any ownership in N&B. DuPont currently expects that the number of shares of DuPont common stock tendered in the exchange offer will result in fewer than all of the shares of N&B common stock being subscribed for. As a result, following the exchange offer, DuPont expects to pursue a clean-up spin-off. In the clean-up spin-off the remaining shares of N&B common stock held by DuPont (if any) will be distributed pro rata to DuPont stockholders as of the record date discussed below, other than in respect of any shares tendered and accepted in the exchange offer. Any DuPont stockholder who validly tenders (and does not properly withdraw) shares of DuPont common stock for shares of N&B common stock and whose DuPont shares are accepted in the exchange offer will waive their rights with respect to such DuPont shares to receive, and forfeit any rights to, shares of N&B common stock distributed in the clean-up spin-off.

Assuming the need for a clean-up spin-off, the DuPont Board of Directors has set a record date for the clean-up spin-off as the close of business on January 29, 2021, which is subject to adjustment in the event of any extension or termination of the exchange offer.

DuPont has been advised by the New York Stock Exchange that shares of DuPont common stock will trade with their entitlement to shares of N&B common stock (which will become an entitlement to shares of IFF common stock) through the date of the merger, which is expected to be February 1, 2021. As a result, if you sell a share of DuPont common stock during that period you will also be selling your right to receive shares of N&B common stock.

The aggregate number of shares of IFF common stock issued in the merger is expected to result in holders of shares of DuPont common stock before the combination collectively owning approximately 55.4 percent of the issued and outstanding shares of IFF common stock on a fully diluted basis immediately after the combination and IFF’s existing shareholders collectively owning approximately 44.6 percent of the issued and outstanding shares of IFF common stock on a fully diluted basis (in each case, excluding any overlaps in the pre-combination stockholder bases).

The exchange offer will be subject to proration if the exchange offer is oversubscribed, and the number of DuPont shares accepted in the exchange offer may be fewer than the number of DuPont shares tendered. While proration is possible, DuPont does not expect proration to occur.

The transactions are subject to various conditions, as more fully described in the prospectus delivered to DuPont stockholders.

For more information about the exchange offer, please contact the information agent, Georgeson LLC, at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104, or by telephone at 888-660-8331 (United States).

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DuPont™, the DuPont Oval Logo, and all trademarks and service marks denoted with ™, SM or ® are owned by affiliates of DuPont de Nemours, Inc. unless otherwise noted.

For further information contact:

DuPont Investors:

Leland Weaver

Leland.weaver@dupont.com

+1 302-999-2477

DuPont Media:

Dan Turner

Daniel.a.turner@dupont.com

+1 302-299-7628

About DuPont

DuPont (NYSE: DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information about the company, its businesses and solutions can be found at www.dupont.com. Investors can access information included on the Investor Relations section of the website at investors.dupont.com.

About DuPont Nutrition & Biosciences

DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com.

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Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed transaction, N&B has filed a registration statement on Form S-4/S-1 containing a prospectus, dated December 31, 2020, IFF has filed a registration statement on Form S-4 containing a prospectus, dated December 31, 2020 (together, the “registration statements”), and DuPont has filed a Schedule TO with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, DUPONT’S SCHEDULE TO AND ANY AMENDMENTS OR SUPPLEMENTS TO THESE FILINGS AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT N&B, IFF AND DUPONT AND THE PROPOSED TRANSACTION. The registration statements, DuPont’s Schedule TO and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. These documents and each of the companies’ other filings with the SEC (when available) can also be obtained free of charge, with respect to DuPont and N&B, upon written request to Georgeson LLC, at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104, or by telephone at 888-660-8331, or, with respect to IFF, upon written request to International Flavors & Fragrances Inc. investor relations at 521 West 57th Street, New York, New York 10019 or by calling (212) 708-7164.

In addition, for any questions about the exchange offer generally you may contact the information agent, Georgeson LLC, at 888-660-8331.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products, the benefits of the proposed organizational and operating model of the combined company and any other statements regarding DuPont’s, IFF’s and N&B’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&B, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&B being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&B, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, (24) the ability of N&B or IFF to retain and hire key personnel, (25) the risk that N&B, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (26) the risk that N&B and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (27) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (28) that N&B may not achieve certain targeted cost and productivity improvements, which could adversely impact its results of operations and financial condition, (29) the risk that natural disasters, public health issues, epidemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (30) other risks to DuPont’s, N&B’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, epidemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability, duration and severity of such events, which could result in a significant operational event for DuPont, N&B or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&B’s or IFF’s intellectual property rights;, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the registration statement and proxy statement filed by IFF and the registration statement filed by N&B. While the list of factors presented here is, and the list of factors presented in registration statements filed by each of IFF and N&B in connection with the transaction, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2019, DuPont’s annual report on Form 10-K for the year ended December 31, 2019, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction are more fully discussed in the registration statements filed with the SEC. While the list of factors presented here is, and the list of factors presented in the registration statements, as amended, filed by each of IFF or N&B are representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&B’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&B assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.